[LOGO OF IQ BIOMETRIX]

April 21, 2005


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth St, NW
Washington, DC 20549-1004
Attn:    Rebekah Toton

Re: IQ Biometrix, Inc. - Withdrawal of Request for Acceleration of Registration Statement on Form S-4 (File No. 333-124027)

Ladies and Gentlemen:

      IQ Biometrix, Inc. (the "Company") hereby withdraws its request that the Securities and Exchange Commission take appropriate action to declare the Company's Registration Statement on Form S-4, as amended (File No. 333-124027) for the registration of 43,000,000 shares of its Common Stock effective as of 4:00 p.m. Washington D.C. time on April 21, 2005, or as soon thereafter as possible.

Very truly yours,

                             IQ Biometrix, Inc.

                             /s/ William Scigliano
                             -----------------------
                             William Scigliano
                             Chief Executive Officer




                                                   2000 Bridge Parkway / Ste 201
                                                  Redwood Shores, CA 94065 / USA
              phone: 650.551.5277/ toll free 1.888.321.5553  / fax: 650.551.5288
                                                             www.iqbiometrix.com